May 4, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph G. McCann

Re:                             Fairfax Financial Holdings Limited

Registration Statement on Form F-4

File No. 333-216074

Dear Mr. McCann:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Fairfax Financial Holdings Limited (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form F-4 (File No. 333-216074), in connection with the proposed transaction involving the Company and Allied World Assurance Company Holdings, AG, to 5:00 p.m., Eastern time, on May 8, 2017, or as soon thereafter is practicable.

The Company hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Very truly yours,

FAIRFAX FINANCIAL HOLDINGS LIMITED

/s/Paul Rivett
Paul Rivett
President

cc:                                       Nicholas P. Panos — Securities and Exchange Commission

Jason Lehner — Shearman & Sterling LLP

Scott Petepiece — Shearman & Sterling LLP